Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

William Lyon Homes:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of William Lyon Homes, of our reports dated March 9, 2017 with respect the consolidated balance sheets of William Lyon Homes and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting included in the Annual Report on Form 10-K of William Lyon Homes for the year ended December 31, 2016, incorporated by reference herein.

/s/ KPMG LLP

Irvine, California
July 21, 2017